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ANNUAL STEPPED UP DEATH BENEFIT RIDER
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This Rider is  attached to and made a part of this  Contract as of the  Contract
Date, or if later, the date shown below. Terms not defined in this Rider have the meaning given to them in the Contract. The "Death Benefit" section of the Contract is deleted and replaced with the following:

DEATH BENEFIT

If any Owner dies prior to the Annuity Start Date, a Death Benefit will be paid to the Designated Beneficiary when due Proof of Death and instructions regarding payment for each Designated Beneficiary are Received by SBL. If any Owner is a Nonnatural Person, the Death Benefit will be paid upon the death of the Annuitant or a Joint Owner that is a natural person prior to the Annuity Start Date. If an Owner is a Nonnatural Person, the amount of the Death Benefit is based on the age of the Annuitant or any Joint Owner that is a natural person on the Contract Date. The Death Benefit proceeds will be the Death Benefit reduced by any Premium Taxes due or paid by SBL and any pro rata Account Charge.

The Death Benefit is determined as of the date due proof of death and instructions regarding payment for each Designated Beneficiary are Received by SBL and will be the greatest of:

  1. the sum of all Purchase Payments made by the Owner less the sum of all partial Withdrawals and Withdrawal Charges deducted from Contract Value;

  2. the Contract Value on the date due Proof of Death and instructions regarding payment for each Designated Beneficiary are Received by SBL; or

  3.  the Stepped Up Death Benefit described below.

The Stepped-Up Death Benefit is determined as follows:

  1. The Stepped Up Death Benefit is calculated as of each of the following Valuation Dates:

      (a)  each Contract Anniversary; and

      (b)  the date of any Purchase Payment or Withdrawal.

  2. The Stepped Up Death Benefit is the largest result determined for the following calculation as of the date due proof of death and instructions regarding payment are Received by SBL:

      (a) the largest of 1 or 2 above on any Contract Anniversary that occurs prior to the oldest Owner reaching age 81; plus

      (b)  any  Purchase  Payments   received  since  the  applicable   Contract
           Anniversary; less in the event of a Withdrawal

      (c) an amount equal to a percentage of a. plus b. calculated as of the date of the Withdrawal. The percentage is determined for each Withdrawal since the applicable Contract Anniversary as of the date of the Withdrawal by dividing:

            (i) the amount of the Withdrawal, including any Withdrawal Charges, by

           (ii)  the Contract Value immediately prior to the Withdrawal.

Notwithstanding the foregoing, if any Owner was age 81 or older on the Contract Date, or if due proof of death and instructions regarding payment are not received by SBL within six months of the date of the Owner's death, the Death Benefit will be the Contract Value on the date due proof of death and instructions regarding payment are received by SBL.

If a lump sum payment is requested the payment will be made in accordance with any laws that govern the payment of Death Benefits. The Designated Beneficiary may choose to receive the Death Benefit in the form of Annuity Payments under one of the Annuity Options, subject to any requirements under applicable law.

SBL will deduct a charge for this Rider as set forth in the Contract. SBL will not deduct the charge from Fixed Account Contract Value to the extent such charge exceeds the amount of Current Interest in excess of the Guaranteed Rate. The Owner may not add or delete this Rider after the Contract Date.

SECURITY BENEFIT LIFE INSURANCE COMPANY

ROGER K. VIOLA
Roger K. Viola
Secretary

Rider Start Date
(If Other Than Contract Date)

V6063 (8-00)